Mail Stop 4-06

								September 19, 2005

W. Michael Kipphut
Senior Vice President and Chief Financial Officer
Sykes Enterprises, Incorporated
400 N. Ashley Drive
Tampa, FL 33602

	Re:	Sykes Enterprises, Incorporated
      Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005
and June 30, 2005
      File No. 000-28274

Dear Mr. Kipphut:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 1.  Summary of Significant Accounting Policies, page 50

Recognition of Revenue, page 50

1. You disclose on page 32 of the filing that "changes in the allocation of the sales price between deliverable elements might impact the timing of revenue recognition." Clarify this statement.
Explain why changes in the allocation would occur and how changes in the allocation would effect the Company`s determination that the sales price is fixed and determinable. We may have further comments.

2. You state in the filing that royalty revenue is recognized at the time royalties are earned. Clarify this statement. Quantify the materiality of these revenues and tell us how the Company determines the general conditions for recognition of these revenues. Also, tell us how the Company`s policy for recognition of these revenues complies with the substance of the agreements.

3. You state in the filing that many of your contracts contain penalty provisions for failure to meet minimum service levels and other performance based contingencies. Describe the terms of the contracts that include these minimum service requirements. Clarify the significance of these provisions and tell us how the Company is able to reasonably estimate these amounts. Clarify whether material revisions to such estimates have been required in the past and tell us how you determined that the fees associated with these contracts are fixed and determinable given these contingencies. Quantify the amount in deferred revenues relating to estimated holdbacks. We may have further comments

Note 13.  Income Taxes, page 60

4. Clarify where you have accounted for the $2.9 million
contingent
income tax liability as of and for the year ended December 31,
2004.
In addition, tell us to which tax year(s) and to which audit(s)
this
liability relates.    Clarify how you determined that the result
of
these examinations is not expected to have a material effect on the
Company`s operations.  We may have further comments

5. You disclose on page 25 of the filing that "certain specific tax contingency reserves" were reversed during FY 2004. Quantify the amount of reserves that were reversed and clarify the circumstances surrounding the reversal. We may have further comments.

Note17.  Commitments and Contingencies, page 67

6. You disclose on page 68 in the filing, that the Company believes it is reasonably probable that a liability may have been incurred before December 31, 2004 and that management estimates this amount to be immaterial. Clarify for us the nature of the liability and tell us whether this is in any way associated with the contingent tax liability discussed in Note 13. In addition, tell us how you considered the requirements of paragraph 10 of SFAS 5 to disclose the specific nature of the liability and the estimate of the possible loss (or range of loss).


Form 10-Q for the Quarter Ended June 30, 2005

Item 4.  Controls and Procedures, page 34

7. We note your statement that your Chief Executive Officer and your
Chief Financial Officer have concluded that your disclosure controls and procedures were "generally effective" to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the applicable rules and forms. It is not clear if your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Your disclosures should state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Please tell us what consideration you have given to this guidance. See Item 307 of Regulation S-K and
Release 33-8238.

******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
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W. Michael Kipphut
Sykes Enterprises, Incorporated
September 19, 2005
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